UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eneti Inc.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

Y2294C107

(CUSIP Number)

Hiroshi Tachigami General Manager Marubeni Corporation 4-2 Ohtemachi 1-chome, Chiyoda-Ku Tokyo, 100-8088, Japan +81-3-3282-9779	Peter Niklai Managing Director INCJ, Ltd. 7th Floor, Tokyo Toranomon Global Square 1-3-1, Toranomon, Minato-ku Tokyo 105-0001, Japan +81-3-5532-7110	Masayuki Sugiyama General Manager Mitsui O.S.K. Lines, Ltd. 1-1 Toranomon 2-chome, Minato-ku Tokyo 105-8688, Japan +81-3-3587-7406

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 11, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2294C107	13D	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,505,156 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,402,578 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,505,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,402,578 Common Shares (as defined below) issued by the Company (as defined below) to Marubeni Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement (as defined below) and the exercise of the Warrant (as defined below); (ii) 3,692,320 Common Shares issued by the Company to INCJ SJ (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement (as defined below) in accordance with the recommendations of the Board of Directors of the Company (the “Board”), or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 410,258 Common Shares issued by the Company to MOL Offshore (as defined below) at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,402,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(3)	Marubeni may be deemed to beneficially own 3,325,819 Common Shares that Scorpio Services Holding Limited, a corporation organized under the laws of the Republic of the Marshall Islands (“SSH”), has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

CUSIP No. Y2294C107	13D	Page 4 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marubeni Offshore Power Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,505,156 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,402,578 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,505,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,402,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant; (ii) 3,692,320 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 410,258 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,402,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(3)	Marubeni Offshore may be deemed to beneficially own 3,325,819 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. Marubeni Offshore disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

CUSIP No. Y2294C107	13D	Page 6 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,505,156 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,505,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,692,320 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant; (ii) 3,402,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant, in each case that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 410,258 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,692,320 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(3)	INCJ may be deemed to beneficially own 3,325,819 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. INCJ disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

CUSIP No. Y2294C107	13D	Page 8 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) INCJ SJ Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 7,505,156 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,692,320 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,505,156 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (3)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3% (4)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises: (i) 3,692,320 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant; (ii) 3,402,578 Common Shares issued by the Company to Marubeni Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant, in each case that INCJ SJ has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof; and (iii) 410,258 Common Shares issued by the Company to MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant that MOL Offshore has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof.

(2)	This amount comprises the 3,692,320 Common Shares issued by the Company to INCJ SJ at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(3)	INCJ SJ may be deemed to beneficially own 3,325,819 Common Shares that SSH has agreed to vote pursuant to the terms of the Shareholders’ Agreement in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee thereof. INCJ SJ disclaims beneficial ownership of such shares.
(4)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

CUSIP No. Y2294C107	13D	Page 10 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mitsui O.S.K. Lines, Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 410,258 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(2)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

CUSIP No. Y2294C107	13D	Page 11 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MOL Offshore Energy Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 410,258 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 410,258 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,258 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount comprises the 410,258 Common Shares issued by the Company MOL Offshore at the completion of the transactions contemplated by the Share Purchase Agreement and the exercise of the Warrant.
(2)	The calculation of this percentage is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to clause 6 and clause 7 of the Share Purchase Agreement and the exercise of the Warrant.

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, the “Schedule 13D”). by the Reporting Persons, relating to the common shares, par value $0.01 per share (the “Common Shares”), of Eneti Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Initial 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Initial 13D.

This Amendment No. 1 amends Items 3, 4, 5, and 6 as set forth below:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

As described in more detail in Item 6 below, as consideration for the sale by Marubeni Offshore, INCJ SJ and MOL Offshore of the entire share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement, the Company:

(i)	at Completion (as defined in the Share Purchase Agreement), issued 3,150,000 Common Shares and 700,000 Class A convertible preferred shares, par value US$0.01 per share, of the Company (the “Class A Preferred Shares”) to Marubeni Offshore;

(ii)	at Completion, issued 3,465,000 Common Shares to INCJ SJ;

(iii)	at Completion, issued 385,000 Common Shares to MOL Offshore;

(iv)	at Completion, delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

(v)	at Completion, paid $12,000,000 in cash to the Reporting Persons;

(vi)	at Completion, issued redeemable notes in the aggregate principal amount of $74,000,000 to the Reporting Persons;

(vii)	at Completion, assumed $299,000,000 of the net debt of Atlantis Investorco Limited and its subsidiaries;

(viii)	on November 11, 2021, issued 96,340 Common Shares to Marubeni Offshore pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant;

(ix)	on November 11, 2021, issued 86,705 Common Shares to INCJ SJ pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant;

(x)	on November 11, 2021, issued 9,634 Common Shares to MOL Offshore pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant;

(xi)	on November 11, 2021, issued 156,238 Common Shares to Marubeni Offshore pursuant to clause 7 of the Share Purchase Agreement;

(xii)	on November 11, 2021, issued 140,615 Common Shares to INCJ SJ pursuant to clause 7 of the Share Purchase Agreement; and

(xiii)	on November 11, 2021, issued 15,624 Common Shares to MOL Offshore pursuant to clause 7 of the Share Purchase Agreement.

Page 12 of 17 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

As described in more detail in Item 6 below:

(i)	Marubeni Offshore, INCJ SJ and MOL Offshore received 7,000,000 Common Shares in the aggregate and the Warrant, and Marubeni and Marubeni Offshore received the 700,000 Class A Preferred Shares, in connection with their sale of the entire issued share capital in Atlantis Investorco Limited to the Company pursuant to the Share Purchase Agreement; and

(ii)	On November 11, 2021, Marubeni Offshore, INCJ SJ and MOL Offshore received an additional 505,156 Common Shares pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

In connection with the Completion, on August 12, 2021, the Company increased the size of the Board from eight to ten members and appointed Peter Niklai and Hiroshi Tachigami to serve as a Class C and Class A Directors respectively, effective as of the same date.

Each Reporting Person intends to review its investment in the Company and the Company’s performance and market conditions periodically and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, each Reporting Person may take actions including, among other things, communication with members of management, the Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, re-financings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Board. Such actions could also include additional purchases of Common Shares and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise. Any possible future purchases will depend on many factors, including the market price of Common Shares, the Company’s business and financial position, and general economic and market conditions. In addition, each Reporting Person may also determine to dispose of its Common Shares, in whole or in part, at any time and from time to time, subject to any legal or contractual limitations and other considerations, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on such Reporting Person’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to such Reporting Person.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

(a)

The calculation of percentages is based on an aggregate 19,596,760 Common Shares outstanding, comprising: (i) 19,091,604 Common Shares issued and outstanding as of November 2, 2021 and (ii) 505,156 Common Shares in the aggregate issued by the Company to Marubeni Offshore, INCJ SJ and MOL Offshore on November 11, 2021 pursuant to (A) clause 6 of the Share Purchase Agreement and the exercise of the Warrant; and (B) clause 7 of the Share Purchase Agreement.

Page 13 of 17 Pages

As a result of the 3,150,000 Common Shares issued by the Company to Marubeni Offshore at Completion and the 252,578 Common Shares issued by the Company to Marubeni Offshore on November 11, 2021, as well as the arrangements entered into pursuant to the Shareholders’ Agreement, which are more fully described in Item 6, Marubeni and Marubeni Offshore may be deemed to beneficially own in the aggregate 7,505,156 Common Shares, representing 40.1% of the Common Shares outstanding. Marubeni and Marubeni Offshore may also be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with SSH as a result of arrangements made pursuant to the Shareholders’ Agreement. Marubeni and Marubeni Offshore disclaim any such membership with SSH.

As a result of the 3,465,000 Common Shares issued by the Company to INCJ SJ at Completion and the 227,320 Common Shares issued by the Company to INCJ SJ on November 11, 2021, as well as the arrangements entered into pursuant to the Shareholders’ Agreement, which are more fully described in Item 6, INCJ and INCJ SJ may be deemed to beneficially own in the aggregate 7,505,156 Common Shares, representing 40.1% of the Common Shares outstanding. INCJ and INCJ SJ may also be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Exchange) with SSH as a result of arrangements made pursuant to the Shareholders’ Agreement. INCJ and INCJ SJ disclaim any such membership with SSH.

As a result of the 385,000 Common Shares issued by the Company to MOL Offshore at Completion and the 25,258 Common Shares issued by the Company to MOL Offshore on November 11, 2021, MOL and MOL Offshore beneficially own in the aggregate 410,258 Common Shares, representing 2.2% of the Common Shares outstanding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A hereto, beneficially owns any Common Shares or has the right to acquire any Common Shares.

(b)

Marubeni and Marubeni Offshore may be deemed to share the power to vote or to direct the vote of 7,505,156 Common Shares in the aggregate as a result of arrangements made pursuant to the Shareholders’ Agreement.

Marubeni and Marubeni Offshore share the power to dispose or direct the disposition of 3,402,578 Common Shares.

INCJ and INCJ SJ may be deemed to share the power to vote or to direct the vote of 7,505,156 Common Shares in the aggregate as a result of arrangements made pursuant to the Shareholders Agreement.

INCJ and INCJ SJ share the power to dispose or direct the disposition of 3,692,320 Common Shares.

MOL and MOL Offshore share the power to vote or to direct the vote of 410,258 Common Shares, and share the power to dispose or to direct the disposition of 410,258 Common Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons set forth on Schedule A to the Schedule 13D and incorporated herein by reference, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

Page 14 of 17 Pages

Share Purchase Agreement

Pursuant to the terms of the Share Purchase Agreement, by and among the Company, Marubeni, Marubeni Offshore, INCJ, INCJ SJ, MOL, MOL Offshore, Atlantis Investorco Limited, and Eneti, (Bermuda) Limited, dated as of August 5, 2021 (the “Share Purchase Agreement”), Marubeni Offshore, INCJ SJ and MOL Offshore agreed to sell all of entire share capital in Atlantis Investorco Limited to the Company for the consideration described in Item 3 of this Schedule 13D.

The transactions contemplated by the Share Purchase Agreement closed on August 12, 2021 (the “Completion Date”) and, on such date, the Company, among other things:

(i)	issued 3,150,000 Common Shares and 700,000 Class A Preferred Shares to Marubeni Offshore;

(ii)	issued 3,465,000 Common Shares to INCJ SJ;

(iii)	issued 385,000 Common Shares to MOL Offshore;

(iv)	delivered the Warrant (as defined below) to Marubeni Offshore, INCJ SJ and MOL Offshore;

With respect to the Class A Preferred Shares, Marubeni has agreed to use reasonable endeavors to convert the Class A Preferred Shares into Common Shares as soon as reasonably practicable following the Completion Date, provided that Marubeni shall not effect a conversion if such conversion is reasonably likely to result in Marubeni becoming the owner of 20% or more of the Common Shares then issued and outstanding (the “20% Threshold”) (giving effect to the potential subsequent exercise and receipt by Marubeni of Common Shares pursuant to the Warrant and/or the potential subsequent receipt of any additional Common Shares as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021, and after taking into account of any Common Shares that the Company has repurchased under any approved share repurchase plan following the Completion Date). Additionally, the Company has agreed to not repurchase any Common Shares if such repurchase would result in Marubeni crossing the 20% Threshold.

On November 11, 2021, the Company issued to the Reporting Persons 312,477 Common Shares, in the aggregate, pursuant to clause 7 of the Share Purchase Agreement as a result of the employment of the vessel Seajacks Scylla during the period from May 1, 2021 to October 31, 2021.

Except with the prior written consent of the Company, the Reporting Persons have agreed to not transfer any Common Shares, beneficial ownership thereof or any other interest therein, prior to the expiration of the 180th day following the Completion Date (the “Lock-up Period”), except to another Reporting Person, their subsidiaries, and any holding company of any Reporting Person and any subsidiaries of such holding company.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Shareholders’ Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni, INCJ, MOL, the Company, and SSH entered into the Shareholders’ Agreement, dated as of August 12, 2021.

Pursuant to the Shareholders’ Agreement, for a period of seven years commencing on the Completion Date, as long as each of Marubeni and INCJ each beneficially own at least 2,500,000 Common Shares of the Company, each of Marubeni and INCJ has the right to designate one nominee for appointment or election to the Board of Directors of the Company. Either Marubeni or INCJ (but not both) has the right to transfer its right to designate one nominee for appointment or election to the Board of Directors of the Company to MOL such that MOL, instead of Marubeni or INCJ, will have the right to designate one nominee for appointment or election to the Board of Directors.

Page 15 of 17 Pages

For a period of seven years commencing at the Completion Date, Marubeni, INCJ, MOL, and SSH have agreed to vote their Common Shares in accordance with the recommendations of the Board, or any committee thereof, with respect to the appointment of any director recommended by the Board or any committee (including the Marubeni and INCJ nominees to the Board of Directors of the Company); provided that the number of directors related to SSH or any of its affiliates does not exceed two directors at any given time. Additionally, each of Marubeni, INCJ, and MOL have agreed to vote their Common Shares in support of any increase in the authorized share capital of the Company as recommended by the Company’s Board of Directors, including a majority of the independent directors; provided that such shareholder is entitled pursuant to the Shareholders’ Agreement to nominate at least one director to the Board.

Additionally, in the event that the Company issues additional shares of Common Stock or securities convertible into shares of Common Stock during the period commencing on the Completion Date and ending on the seven year anniversary of the Completion Date, the Company must offer to each Reporting Person the right to purchase its pro-rata portion of such additional shares equal to the greater of (i) the percentage determined by dividing (x) the number of shares of Common Shares held by such Reporting Person on a fully-diluted basis by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date, and (ii) the percentage determined by dividing (x) the Consideration Shares held by such Reporting Person on a fully-diluted basis as of the Completion Date, by (y) the number of shares of Common Shares of the Company outstanding on a fully diluted basis as of the Completion Date.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as Exhibit 99.2 to the Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, Marubeni Offshore, INCJ SJ, MOL Offshore, and the Company entered into the Registration Rights Agreement, dated as of August 12, 2021. Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file with the SEC a registration statement on Form F-3 (the “Registration Statement”), as soon as practicable after the Completion Date, but in any event no later than 60 days prior to the expiration of the Lock-up Period, with respect to the resale of the Registrable Securities (as defined in the Registration Rights Agreement) of Marubeni Offshore, INCJ SJ and MOL Offshore. The Company has agreed to use commercially reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after filing.

The Registration Rights Agreement also provides Marubeni Offshore, INCJ SJ, and MOL Offshore with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

Warrant

In connection with the closing of the transactions contemplated by the Share Purchase Agreement, the Company delivered to Marubeni Offshore, INCJ SJ and MOL Offshore a warrant (the “Warrant”) to purchase additional Common Shares. On November 11, 2021, the Company issued to Marubeni Offshore, INCJ SJ and MOL Offshore 192,679 Common Shares, in the aggregate, pursuant to clause 6 of the Share Purchase Agreement and the exercise of the Warrant.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an Exhibit 99.4 to this Schedule 13D and incorporated herein by reference.

Page 16 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2021

MARUBENI CORPORATION

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	General Manager, Power Business Dept.-III

MARUBENI OFFSHORE POWER LIMITED

By:	/s/ Hiroshi Tachigami
Name:	Hiroshi Tachigami
Title:	Director

INCJ, LTD.

By:	/s/ Mikihide Katsumata
Name:	Mikihide Katsumata
Title:	President and COO

INCJ SJ INVESTMENT LIMITED

By:	/s/ Peter Niklai
Name:	Peter Niklai
Title:	Director

MITSUI O.S.K. LINES, LTD.

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	General Manager, Wind Power Energy Business Div.

MOL OFFSHORE ENERGY LIMITED

By:	/s/ Masayuki Sugiyama
Name:	Masayuki Sugiyama
Title:	Director

[Signature page to Amendment No. 1 to Schedule 13D]